Mail Stop 6010
Via Facsimile and U.S. Mail

August 15, 2006

Mr. Jonathan E. Michael
President and Chief Executive Officer
RLI Corp.
9025 North Lindbergh Drive
Peoria, Illinois 61615

> **Re:** **RLI Corp.**
> **Form 10-K for fiscal year ended December 31, 2005**
> **File No. 1-09463**

Dear Mr. Michael:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

General

1. The file number on the cover page of your document does not agree with the file number, 001-09463, used in the EDGAR system. Please correct the commission file number on the cover page in future filings.

Exhibit 13: 2005 Financial Report to Shareholders

Critical Accounting Policies

Unpaid Losses and Settlement Expenses, page 3

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each of your three reserve categories and also consider providing any additional information, in disclosure-type format, to achieve this objective.

2. You appear to establish a "best estimate" for each of your three reserve categories, based on historical patterns and other assumptions, and consider a loss reserve range in determining reserve adequacy. Please describe in disclosure-type format the methods you used to determine these reserves. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered. Include an expanded discussion of judgmental techniques that you use when statistical data is insufficient or unavailable. In addition, provide the following information.

   a. Quantify reserve amounts for latent liability loss and allocated losses and settlement expenses, remaining loss and allocated LAE, and unallocated LAE at December 31, 2005 and 2004.
   b. If multiple point estimates were generated to determine a "best estimate", describe the different values for these point estimates. Include a discussion of why one point estimate was selected over other point estimates.
   c. Quantify the range determined at December 31, 2005 for each of your three reserve categories. Describe the key assumptions used to determine the boundaries of each actuarial range and how these assumptions differed from those used in the applicable "best estimate." Explain the probability of occurrence associated with the boundaries of each actuarial range.
   d. Describe the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
   e. Identify the unique development characteristics of your lines of business, distinguishing between short-tail and long-tail products.
   f. Describe the extent of your procedures for determining the unpaid losses and settlement expenses reserve on both an annual and interim reporting basis.

3. If you have added an incremental provision to the reserve for loss and loss adjustment expense determined by your actuaries, please quantify the incremental

provision, please describe the method used to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why you believe it is necessary. Provide this information in disclosure-type format.

4. Please provide in disclosure-type format an expanded description and quantification of those key assumptions that materially affect your estimate of the reserve for loss and loss adjustment expenses. In addition, disclose the following:

   a. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
   b. Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
   c. Describe in greater detail and quantify the results of your evaluation of the "anticipated impact of various factors, such as legal developments and economic conditions" and "changes in historic payment patterns and perceived probable trends," in setting reserve assumptions for each period presented.
   d. Identify those lines of business without sufficient accumulated development statistics for which you use industry development patterns.

5. Your 2005 revisions to prior year reserve estimates represented 43% of earnings before income taxes. While you attribute these changes to specific business segments and accident years, you do not appear to discuss or quantify the underlying changes in key assumptions. Please provide the following information in disclosure-type format to explain the reasons for your change in estimate.

   a. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information (e.g. claim frequency and severity) obtained since the last reporting date that led to the change in estimates.
   b. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
   c. Quantify and explain the nature of "bonus impacts."

6. In order to show investors the potential variability in the most recent estimate of your loss reserve, please provide a tabular presentation in disclosure-type format of the impact that "reasonably likely" changes in key assumptions may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are "reasonably likely."

7. You provide a general discussion of your reinsurance activities. However, you do not appear to quantify the changes in these terms or the related financial impact for each period presented. Please provide more specific discussion and quantification in disclosure-type format of the effect that changes made in ceded reinsurance protection, including changes in attachment points and retentions, had on your financial position, results of operations, and cash flows for the periods presented. Also, discuss any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

8. You appear to have established reinsurance cover for your aggregate book of catastrophe-exposed business based on a "maximum risk tolerance of less than a 3 percent probability that an earthquake event would exceed your reinsurance cover by $100 million." You determined this risk tolerance level using an independently developed catastrophe risk model and assuming moderate to high loss potential. Please provide expanded discussion in disclosure-type format of the factors that you considered, particularly the Company's and the industry's historical earthquake loss experience, in determining this risk tolerance limit and the adequacy of your catastrophe reinsurance protection.

Results of Operations, page 5

9. Your description of segment profit or loss in Note 11, Industry Segment Information, appears to be inconsistent with your description of this measure as "underwriting income" and "underwriting profits (losses)"in MD&A. Please provide us in disclosure-type format a revised description of your segment measure that removes these apparent inconsistencies. Describe in disclosure-type format your basis for presenting this financial measure in MD&A. In addition, include "underwriting income" in the section titled "GAAP and Non-GAAP Financial Performance Metrics" in MD&A or explain to us why such disclosure is not necessary.

10. Your disclosure of non-GAAP measures does not appear to comply with Item 10(e) of Regulation S-K. For example, you do not reconcile "gross revenue" to the most directly comparable GAAP measure. Please provide us a revised discussion and analysis for this non-GAAP measure in disclosure-type format that complies with Item 10(e) of Regulation S-K.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

D. Reinsurance, page 23

11. On page 31, you present ceding commissions as a credit to deferred acquisition costs and "ceding commissions –contingent" as a credit to operations. Please provide an expanded description in disclosure-type format of the methods for income recognition on reinsurance contracts, including your recognition of "ceding commissions-contingent."

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant